SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No.5)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Ku6 Media Co., Ltd.
(Name of the Issuer)

Ku6 Media Co., Ltd.

Shanda Investment Holdings Limited

Ku6 Acquisition Company Limited

Shanda Media Limited
Premium Lead Company Limited

Shanda Interactive Entertainment Limited
Shanda Pictures Corporation
Shanda Media Group Limited
Shanda Group Pte. Ltd.
Tianqiao Chen

Feng Gao

Robert Chiu

Mingfeng Chen

Jason (Zhensong) Ma

(Name of Persons Filing Statement)

Ordinary shares, par value $0.00005 per share

American Depositary Shares, each representing 100 ordinary shares
(Title of Class of Securities)

48274B103*
(CUSIP Number of Class of Securities)

Ku6 Media Co., Ltd.

Feng Gao

Jason (Zhensong) Ma

c/o Jason Ma, Acting Chief Financial Officer

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028

The People’s Republic of China

+86 10 5758 6813

Shanda Investment Holdings Limited

Ku6 Acquisition Company Limited

Shanda Media Limited
Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda Pictures Corporation
Shanda Media Group Limited
Shanda Group Pte. Ltd.
Tianqiao Chen
Robert Chiu

Mingfeng Chen

8 Stevens Road
Singapore 257819
+65 6361 0971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Akiko Mikumo, Esq. Charles Ching, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong +852 +852 3476 9000	James Lin, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533 3300	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533 3300

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee***
$15,541,534	$1,565.03

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 ordinary shares.

**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0108 for 1,436,916,258 issued and outstanding ordinary shares of the issuer (which is the total outstanding shares, including shares represented by the American depositary shares, less the rollover shares not being acquired) subject to the transaction plus (b) the product of 30,050,000 ordinary shares issuable under all outstanding and unexercised options (excluding ordinary shares issuable under outstanding and unexercised options that have an exercise price of not less than $0.0108 and will be cancelled without any payment therefor) multiplied by $0.00076 per share (which is the difference between $0.0108 per share merger consideration and the weighted average exercise price of $0.01004 per share of such options) ((a) and (b) together, the “Transaction Valuation”).

***	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,565.03
Form or Registration No.: Schedule 13E-3
Filing Party: Ku6 Media Co., Ltd.
Date Filed: April 22, 2016

Introduction

This Amendment No. 5 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ku6 Media Co., Ltd., a Cayman Islands exempted company (the “Company”), the issuer of the ordinary shares, par value US$0.00005 per share (each, a “Share”), including the Shares represented by American depositary shares (“ADSs”), each representing 100 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Shanda Investment Holdings Limited, a Cayman Islands exempted company (“Parent”), which is wholly owned by Shanda (as defined below); (c) Ku6 Acquisition Company Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Shanda Media Limited, a British Virgin Islands company (“Shanda Media Limited”); (e) Premium Lead Company Limited, a British Virgin Islands company and a 70% owned subsidiary of Shanda Media Limited (“Premium Lead”); (f) Shanda Interactive Entertainment Limited, a Cayman Islands company and a wholly-owned subsidiary of Premium Lead (“Shanda”); (g) Shanda Pictures Corporation, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Shanda Pictures”); (h) Shanda Media Group Limited, a British Virgin Islands company and a wholly-owned subsidiary of Shanda Pictures (“Shanda Media”); (i) Shanda Group Pte. Ltd., a private limited company incorporated under the laws of Singapore (“Shanda Group”); (j) Mr. Tianqiao Chen, the sole owner of Shanda Media Limited (“Mr. Chen”); (k) Mr. Feng Gao, the Chairman of the board of directors of the Company (“Mr. Gao”); (l) Mr. Robert Chiu, director of the Company (“Mr. Chiu”); (m) Mr. Mingfeng Chen, director of the Company (“Mr. Mingfeng Chen”); and (n) Mr. Jason (Zhensong) Ma, director and the acting Chief Financial Officer of the Company (“Mr. Ma” and, together with Parent, Merger Sub, Shanda Media Limited, Premium Lead, Shanda, Shanda Pictures and Shanda Media, Mr. Chen, Mr. Gao, Mr. Chiu and Mr. Mingfeng Chen, the “Buyer Group”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 5, 2016 (the “Merger Agreement”), among Parent, Merger Sub and the Company, pursuant to which the Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) after the merger as a wholly owned subsidiary of Parent on July 11, 2016 (the “Effective Time”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On July 8, 2016, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at the offices of Davis Polk & Wardwell, 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On July 11, 2016, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 11, 2016, pursuant to which the Merger became effective on July 11, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was cancelled and cease to exist and converted into and exchanged for the right to receive US$0.0108 and each issued and outstanding ADS represented the right to surrender one ADS in exchange for US$1.08 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of February 8, 2005, among the Company, Citibank N.A., as depositary, and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for the following Shares (including Shares represented by ADSs), which were cancelled and cease to exist at the Effective Time but were not converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	the Shares beneficially owned by Parent, any Shares held by the Company or any of its subsidiaries and any Shares held by the depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans, in each case, immediately prior to the Effective Time, which were cancelled without payment of any consideration or distribution therefor;

(b)	restricted Shares issued by the Company, whether or not the restrictions with respect thereto have lapsed (“Restricted Shares”), each of which was cancelled at the Effective Time; and

(c)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, each option to purchase Shares, whether vested or unvested (each, an “Option”), that is issued and outstanding immediately prior to the Effective Time, was cancelled. In exchange for each cancelled Option, the former holder of such Option will be paid in cash, without interest and net of any applicable withholding taxes, by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time, an amount equal to the product of (a) the total number of Shares underlying such Option immediately prior to the Effective Time multiplied by (b) the excess of US$0.0108 over the exercise price payable per Share underlying such Option. If the exercise price per Share of any such Option is equal to or greater than US$0.0108, such Option was cancelled without any payment therefor.

At the Effective Time, each of the Restricted Shares (including Restricted Shares represented by ADSs and award grant for unissued Restricted Shares), whether or not the restrictions with respect thereto have lapsed, that is issued and outstanding immediately prior to the Effective Time, was cancelled. In Exchange for each cancelled Restricted Share or award grant therefor, the former holder will receive awards for the number of restricted shares in the Surviving Company (the “Surviving Company Restricted Shares”) equal to the product of (a) a fraction, the numerator of which is the total amount of Restricted Shares (or awards therefor) that were outstanding and held by such holder as of immediately prior to the Effective Time and the denominator of which is the total amount of Shares (calculated on a fully-diluted basis) outstanding as of immediately prior to the Effective Time multiplied by (b) the total amount of ordinary shares in the Surviving Company (calculated on a fully-diluted basis) outstanding at the Effective Time. The terms and conditions of the Surviving Company Restricted Shares shall otherwise remain the same as the terms and conditions of the Restricted Shares exchanged therefor.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, and the ADS program for the Shares will terminate. The NASDAQ will file an application on Form 25 with the SEC to remove the ADSs from listing on the NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

(a)-(1)*	Proxy Statement of the Company, dated as of June 8, 2016.

(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(7)	Press Release issued by the Company, dated as of April 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 5, 2016.

(b)	Not applicable.

(c)-(1)	Opinion of Duff & Phelps, dated as of April 5, 2016, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(2)**	Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated as of April 5, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of April 5, 2016, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

___________________

* Previously filed on June 8, 2016

** Previously filed on April 22, 2016

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

Dated as of July 12, 2016

Ku6 Media Co., Ltd.

By:	/s/ Qingmin Dai
Name:	Qingmin Dai
Title:	Chairman of the Special Committee, Authorized Signatory

Shanda Investment Holdings Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Ku6 Acquisition Company Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda MEDIA Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

PREMIUM LEAD COMPANY Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Pictures Corporation

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Media Group Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda GROUP PTE. LTD.

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Tianqiao Chen

/s/ Tianqiao Chen

Feng Gao

/s/Feng Gao

Robert Chiu

/s/ Robert Chiu

MinGfeng Chen

/s/ Mingfeng Chen

Jason (Zhensong) Ma

/s/ Jason (Zhensong) Ma